Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of March 31, 2025 and June 30, 2024, and for the three- and nine-month periods ended March 31, 2025 and 2024.

INDEX

Unaudited interim condensed consolidated financial statements as of March 31, 2025 and June 30, 2024, and for the three- and nine-month periods ended March 31, 2025 and 2024.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2025 and June 30, 2024	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three- and nine-month periods ended March 31, 2025 and 2024	F-5

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended March 31, 2025 and 2024	F-6

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended March 31, 2025 and 2024	F-7

Notes to the unaudited interim condensed consolidated financial statements	F-9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2025, and June 30, 2024

(Amounts in US$)

	Notes	03/31/2025	06/30/2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	38,456,989	44,473,270
Other financial assets	5.2	889,393	11,695,528
Trade receivables	5.3	187,509,041	207,320,974
Other receivables	5.4	16,135,221	18,298,672
Recoverable income tax		1,790,249	655,691
Inventories	5.5	92,019,649	125,929,768
Biological assets		1,407,402	294,134
Total current assets		338,207,944	408,668,037

NON-CURRENT ASSETS
Other financial assets	5.2	444,530	634,553
Other receivables	5.4	19,927,005	17,957,121
Recoverable income tax		17,716	10,889
Deferred tax assets	7	13,970,973	9,698,860
Investments in joint ventures and associates	11	39,120,728	39,786,353
Investment properties		525,767	560,783
Property, plant and equipment	5.6	75,344,269	74,573,278
Intangible assets	5.7	181,823,403	176,893,136
Goodwill		112,163,432	112,163,432
Right of use asset	14	16,668,470	11,601,752
Total non-current assets		460,006,293	443,880,157
Total assets		798,214,237	852,548,194

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2025, and June 30, 2024

(Amounts in US$)

LIABILITIES	Notes	03/31/2025	06/30/2024

CURRENT LIABILITIES
Trade and other payables	5.8	128,600,242	168,732,469
Borrowings	5.9	95,643,533	136,747,198
Employee benefits and social security	5.11	7,831,902	7,340,958
Deferred revenue and advances from customers	5.12	3,862,028	3,923,140
Income tax payable		3,505,260	4,825,271
Consideration for acquisition		1,795,985	4,617,281
Secured notes	5.10	85,430,719	—
Lease liabilities	14	5,639,789	3,122,778
Total current liabilities		332,309,458	329,309,095

NON-CURRENT LIABILITIES
Borrowings	5.9	75,693,161	42,104,882
Deferred revenue and advances from customers	5.12	1,436,912	1,925,138
Joint ventures and associates	11	800,596	296,455
Deferred tax liabilities	7	30,487,113	34,995,791
Provisions		1,135,438	1,255,702
Consideration for acquisition		478,212	2,309,234
Secured notes	5.10	—	80,809,686
Lease liabilities	14	10,896,775	8,161,359
Total non-current liabilities		120,928,207	171,858,247
Total liabilities		453,237,665	501,167,342

EQUITY
Equity attributable to owners of the parent		308,456,650	315,041,257
Non-controlling interest		36,519,922	36,339,595
Total equity		344,976,572	351,380,852
Total equity and liabilities		798,214,237	852,548,194

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three- and nine-month periods ended of March 31, 2025, and 2024

(Amounts in US$)

		Three-month period ended		Nine-month period ended
	Notes	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Revenues from contracts with customers	6.1	59,596,050	84,038,761	258,976,239	340,515,393
Initial recognition and changes in the fair value of biological assets at the point of harvest		990,940	(56,756)	1,578,993	281,372

Cost of sales	6.2	(36,738,969)	(41,337,736)	(154,085,421)	(201,664,054)
Changes in the net realizable value of agricultural products after harvest		(218,205)	170,811	(423,115)	(2,021,747)
Research and development expenses	6.3	(3,659,747)	(3,590,101)	(12,263,862)	(11,814,419)
Selling, general and administrative expenses	6.4	(26,153,159)	(27,089,241)	(89,478,363)	(92,187,026)
Share of profit or loss of joint ventures and associates	11	(943,603)	906,136	(1,169,766)	4,467,103
Other income or expenses, net	6.5	8,059,903	158,946	8,085,743	(2,239,292)
Operating profit		933,210	13,200,820	11,220,448	35,337,330

Financial cost	6.6	(6,106,655)	(7,235,352)	(20,700,288)	(18,713,202)
Other financial results	6.6	(423,673)	2,856,009	(3,175,591)	(480,187)
Profit/ (Loss) before income tax		(5,597,118)	8,821,477	(12,655,431)	16,143,941

Income tax	7	4,006,054	955,832	5,471,555	(7,806,595)
Profit/ (Loss) for the period		(1,591,064)	9,777,309	(7,183,876)	8,337,346

Profit (Loss) for the period attributable to:
Equity holders of the parent		(1,303,923)	9,257,226	(7,529,650)	4,774,041
Non-controlling interests		(287,141)	520,083	345,774	3,563,305
		(1,591,064)	9,777,309	(7,183,876)	8,337,346
Profit/ (Loss) per share
Basic loss attributable to ordinary equity holders of the parent	8	(0.0208)	0.1473	(0.1199)	0.0760
Diluted loss attributable to ordinary equity holders of the parent	8	(0.0208)	0.1387	(0.1199)	0.0715
Profit/ (Loss) for the period		(1,591,064)	9,777,309	(7,183,876)	8,337,346

Other comprehensive profit/ (loss)		(788,930)	193,599	(705,969)	(250,655)
Items that may be subsequently reclassified to profit/(loss)		(788,930)	193,599	(705,969)	(250,655)
Foreign exchange differences on translation of foreign operations from joint ventures		—	(1,136)	—	(239)
Foreign exchange differences on translation of foreign operations		(788,930)	194,735	(705,969)	(250,416)
Total comprehensive profit/ (loss)		(2,379,994)	9,970,908	(7,889,845)	8,086,691

Total comprehensive profit/ (loss) attributable to:
Equity holders of the parent		(2,121,169)	9,492,441	(8,142,223)	4,639,087
Non-controlling interests		(258,825)	478,467	252,378	3,447,604
		(2,379,994)	9,970,908	(7,889,845)	8,086,691

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended of March 31, 2025, and 2024

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	6	573,636	—	—	10,282,313	—	—	—	—	—	10,855,955	—	10,855,955
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(174,800)	(174,800)
Profit for the period	—	—	—	—	—	—	—	4,774,041	—	—	4,774,041	3,563,305	8,337,346
Other comprehensive loss	—	—	—	—	—	—	—	—	(134,954)	—	(134,954)	(115,701)	(250,655)
03/31/2024	6,499	327,602,195	(255,893)	(780,841)	16,927,755	9,285,261	(31,287,979)	(9,128,976)	1,147,423	(160,702)	313,354,742	35,174,823	348,529,565

06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	73,787	—	—	2,410,728	—	—	—	—	—	2,484,515	—	2,484,515
Purchase of own shares	—	—	—	—	—	—	(926,899)	—	—	—	(926,899)	—	(926,899)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(72,051)	(72,051)
(Loss) / profit for the period	—	—	—	—	—	—	—	(7,529,650)	—	—	(7,529,650)	345,774	(7,183,876)
Other comprehensive loss	—	—	—	—	—	—	—	—	(612,573)	—	(612,573)	(93,396)	(705,969)
03/31/2025	6,500	327,714,463	(255,893)	(780,841)	21,838,103	9,285,261	(32,214,878)	(17,156,979)	181,616	(160,702)	308,456,650	36,519,922	344,976,572

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended of March 31, 2025, and 2024

(Amounts in US$)

	Notes	03/31/2025	03/31/2024
OPERATING ACTIVITIES
(Loss)/ Profit for the period		(7,183,876)	8,337,346

Adjustments to reconcile profit to net cash flows
Income tax	7	(5,471,555)	7,806,595
Financial results		23,875,879	19,193,389
Depreciation of property, plant and equipment	5.6	4,495,318	3,923,274
Amortization of intangible assets	5.7	8,889,514	8,235,478
Depreciation of leased assets	14	3,888,743	2,526,174
Transactional expenses		984,350	—
Share-based incentive and stock options		3,353,145	11,481,363
Share of profit or loss of joint ventures and associates	11	1,169,766	(4,467,103)
Provisions for contingencies		209,228	362,248
Allowance for impairment of trade debtors		1,849,836	463,688
Allowance for obsolescence		1,112,743	335,763
Initial recognition and changes in the fair value of biological assets		(1,578,993)	(281,372)
Changes in the net realizable value of agricultural products after harvest		423,115	2,021,747
Gain on sale of equipment and intangible assets		(7,694,896)	(87,599)

Working capital adjustments
Trade receivables		7,508,407	(48,428,426)
Other receivables		282,729	(2,721,910)
Income and minimum presumed income taxes		(7,316,783)	4,623,067
Inventories and biological assets		32,839,986	7,577,552
Trade and other payables		(42,277,274)	16,662,579
Employee benefits and social security		(362,311)	(1,791,169)
Deferred revenue and advances from customers		(549,338)	(18,613,875)
Interest collected		4,592,116	1,408,277
Inflation effects on working capital adjustments		97,797	(107,285)
Net cash flows generated by operating activities		23,137,646	18,459,801

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended of March 31, 2025, and 2024

(Amounts in US$)

	Notes	03/31/2025	03/31/2024
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		170,802	167,868
Proceeds from financial assets		14,740,468	—
Investment in financial assets		(10,099,929)	(11,873,696)
Purchase of property, plant and equipment	5.6	(5,211,492)	(7,773,443)
Capitalized development expenditures	5.7	(6,902,069)	(7,867,528)
Purchase of intangible assets	5.7	(312,974)	(1,086,398)
Net cash flows used by investing activities		(7,615,194)	(28,433,197)

FINANCING ACTIVITIES
Proceeds from borrowings		140,058,194	139,750,796
Repayment of borrowings and financed payments		(140,753,656)	(131,671,711)
Interest payments		(16,709,014)	(16,806,711)
Other financial payments		(2,199,702)	(1,800,597)
Purchase of own shares		(926,899)	(734,388)
Leased assets payments	14	(4,392,517)	(3,939,771)
Cash dividend distributed by subsidiary		(72,051)	(174,800)
Net cash flows used by financing activities		(24,995,645)	(15,377,182)

Net decrease in cash and cash equivalents		(9,473,193)	(25,350,578)

Inflation effects on cash and cash equivalents		2,325	(23,071)

Cash and cash equivalents as of beginning of the period	5.1	44,473,270	48,129,194
Effect of exchange rate changes on cash and equivalents		3,454,587	(6,394,346)
Cash and cash equivalents as of the end of the period	5.1	38,456,989	16,361,199

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Acquisitions and other significant transactions.

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Contingencies, commitments and restrictions on the distribution of profits.

18.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three- and nine-month period ended March 31, 2025, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2024.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2025, and June 30, 2024 and for the three- and nine-month periods ended March 31, 2025 and 2024 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on June 20, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2024.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.
-	Amendments to IAS1 - Non-current liabilities with covenants.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.
-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The above amendments are not expected to have material impact on the Group.

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements.

4.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition‑date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)

Total consideration	943,400

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

Since the issuance of the annual financial statements for the period ending June 30, 2024, we have revisited the fair value of the services we committed to providing in exchange for payment and have made progress in identifying and valuing specific intangible assets.

As required by the standards, measurement period adjustments are incorporated into the business combination accounting. The effect of the adjustment corresponds to the identification of an intangible asset for an amount of $0.8 million (net of deferred income tax liability and non-controlling interest of $0.5 million and $0.8 million, respectively) and a change in the fair value of the consideration by $0.4 million, generating a bargain purchase gain of $1.0 million as opposed to the $0.2 million goodwill recognized as of June 30, 2024. Comparative prior period information in the financial statements has been updated to reflect these adjustments, as if the business combination had been fully accounted for on the acquisition date.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.  Cash and cash equivalents

	03/31/2025	06/30/2024
Cash at bank and on hand	38,456,989	44,473,270
	38,456,989	44,473,270

5.2.  Other financial assets

	03/31/2025	06/30/2024
Current
US Treasury bills	—	1,993,668
Mutual funds	—	6,658,805
Shares of Moolec Science S.A.	779,100	1,530,375
Other investments	110,293	1,512,680
	889,393	11,695,528

	03/31/2025	06/30/2024
Non-current
Shares of Bioceres Group PLC.	444,413	444,473
Other investments	117	190,080
	444,530	634,553

5.3.  Trade receivables

	03/31/2025	06/30/2024
Current
Trade debtors	184,726,068	205,057,590
Allowance for impairment of trade debtors	(8,695,786)	(7,050,280)
Shareholders and other related parties (Note 15)	248,776	141,224
Allowance for credit notes to be issued	—	(2,905,624)
Trade debtors - Joint ventures and associates (Note 15)	4,179	782,142
Deferred checks	11,225,804	11,295,922
	187,509,041	207,320,974

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.4.  Other receivables

	03/31/2025	06/30/2024
Current
Taxes	7,195,697	5,019,659
Shareholders and other related parties (Note 15)	550,789	—
Other receivables - Joint ventures and associates (Note 15)	322,051	207,449
Prepayments to suppliers	6,497,954	10,242,075
Prepaid expenses and other receivables	109,125	1,594,152
Miscellaneous	1,459,605	1,235,337
	16,135,221	18,298,672

	03/31/2025	06/30/2024
Non-current
Taxes	563,343	752,045
Other receivables - Joint ventures and associates (Note 15)	18,032,217	15,495,543
Reimbursements over exports	1,093,919	1,461,038
Loans receivables	230,000	230,000
Miscellaneous	7,526	18,495
	19,927,005	17,957,121

In September 2024, we entered into a note purchase agreement (the “Note Purchase Agreement”) and a HB4 soy supply agreement (the “HB4 Soy Supply Agreement”) with one of our associates, Moolec Science SA (“Moolec”). In June 2024, under the terms of the HB4 Soy Supply Agreement, we supplied to Moolec an amount of HB4 soy equivalent to $6.6 million. In exchange, Moolec Science issued convertible notes to us in an aggregate principal amount of $6.6 million (the “Moolec Convertible Notes”).

The Moolec Convertible Notes will mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of $6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

5.5.  Inventories

	03/31/2025	06/30/2024
Seeds	10,212,302	5,967,231
Resale products	42,023,289	53,788,333
Manufactured products	18,980,865	26,081,250
Goods in transit	2,372,095	5,618,540
Supplies	16,187,828	22,546,093
Agricultural products	5,004,599	15,015,884
Allowance for obsolescence	(2,761,329)	(3,087,563)
	92,019,649	125,929,768

Net of agricultural products	87,015,050	110,913,884

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.6.  Property, plant and equipment

Property, plant and equipment as of March 31, 2025 and 2024 included the following:

	Net						Net
	carrying					Foreign	carrying
	amount				Depreciation	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	of the period	translation	03/31/2025
Office equipment	410,338	18,636	—	—	(59,886)	(4,125)	364,963
Vehicles	2,200,349	70,085	—	(8,276)	(665,031)	(3,470)	1,593,657
Equipment and computer software	507,469	62,231	—	—	(191,373)	3,579	381,906
Fixtures and fittings	2,786,470	9,083	—	—	(617,240)	4,256	2,182,569
Machinery and equipment	16,710,328	551,031	136,734	(1,649)	(2,200,283)	(101,283)	15,094,878
Land and buildings	39,677,902	—	46,430	—	(761,505)	(69,309)	38,893,518
Buildings in progress	12,280,422	4,744,861	(183,164)	—	—	(9,341)	16,832,778
Total	74,573,278	5,455,927	—	(9,925)	(4,495,318)	(179,693)	75,344,269

	Net					Net
	carrying				Foreign	carrying
	amount			Depreciation	currency	amount
Class	06/30/2023	Additions	Disposals	of the period	translation	03/31/2024
Office equipment	263,892	56,301	—	(51,251)	(1,462)	267,480
Vehicles	2,032,853	588,368	(9,013)	(635,040)	12,805	1,989,973
Equipment and computer software	174,399	152,174	—	(152,719)	(2,180)	171,674
Fixtures and fittings	2,862,949	11,085	—	(592,248)	(2,228)	2,279,558
Machinery and equipment	14,463,756	572,889	(71,256)	(1,789,498)	(68,933)	13,106,958
Land and buildings	36,144,792	3,228,807	—	(702,518)	2,060	38,673,141
Buildings in progress	11,911,194	6,367,797	—	—	(204,184)	18,074,807
Total	67,853,835	10,977,421	(80,269)	(3,923,274)	(264,122)	74,563,591

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.7.  Intangible assets

Intangible assets as of March 31, 2025 and 2024 included the following:

	Net carrying				Foreign	Net carrying
	amount			Amortization	currency	amount
Class	06/30/2024	Additions	Transfers	of the period	translation	03/31/2025
Seed and integrated products
HB4 technology and breeding program	35,574,371	3,009,617	—	(1,566,261)	—	37,017,727
Integrated seed products	2,681,826	—	—	(147,900)	78,973	2,612,899
Crop nutrition
Microbiological products	41,187,249	—	—	(2,746,385)	(3,031)	38,437,833
Microbiological products in progress	10,452,861	3,892,452	—	—	—	14,345,313
Other intangible assets
Trademarks and patents	47,906,064	152,802	—	(3,061,504)	—	44,997,362
Trademarks and patents with indefinite useful lives	10,045,294	—	—	—	—	10,045,294
Software	1,827,983	7,190	146,145	(340,820)	(103)	1,640,395
Software in progress	580,728	152,982	(146,145)	—	—	587,565
Customer loyalty	21,636,760	—	—	(1,026,644)	—	20,610,116
RG/RS/OX Wheat in progress	5,000,000	6,528,899	—	—	—	11,528,899
Total	176,893,136	13,743,942	—	(8,889,514)	75,839	181,823,403

	Net				Net
	carrying			Foreign	carrying
	amount		Amortization	currency	amount
Class	06/30/2023	Additions	of the period	translation	03/31/2024
Seed and integrated products
HB4 technology and breeding program	31,679,681	3,409,547	(1,282,642)	—	33,806,586
Integrated seed products	2,841,008	—	(139,914)	(42,748)	2,658,346
Crop nutrition
Microbiological products	37,295,460	—	(2,238,036)	—	35,057,424
Microbiological products in progress	12,213,341	4,457,981	—	—	16,671,322
Other intangible assets
Trademarks and patents	51,933,444	36,249	(3,059,216)	—	48,910,477
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	7,827,309
Software	1,638,519	491,707	(488,422)	(5,781)	1,636,023
Software in progress	349,171	558,442	—	—	907,613
Customer loyalty	23,006,023	—	(1,027,248)	—	21,978,775
RG/RS/OX Wheat in progress	5,000,000	—	—	—	5,000,000
Total	173,783,956	8,953,926	(8,235,478)	(48,529)	174,453,875

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.8. Trade and other payables

	03/31/2025	06/30/2024

Trade creditors	86,775,650	108,307,192
Shareholders and other related parties (Note 15)	269,498	37,985
Trade creditors - Parent company (Note 15)	818,754	729,171
Trade creditors - Joint ventures and associates (Note 15)	36,008,045	52,888,732
Taxes	3,640,496	5,647,550
Miscellaneous	1,087,799	1,121,839
	128,600,242	168,732,469

5.9. Borrowings

	03/31/2025	06/30/2024
Current
Bank borrowings	86,419,392	91,816,134
Corporate bonds	8,518,783	42,035,925
Trust debt securities	705,358	2,895,139
	95,643,533	136,747,198
Non-current
Bank borrowings	33,012,724	15,316,612
Corporate bonds	42,680,437	25,071,823
Trust debt securities	—	1,716,447
	75,693,161	42,104,882

In November 2024, we completed a $25.9 million public offering of Series X corporate bonds in the Argentine market. The bonds were issued in two tranches: Class A: Approximately $2.4 million 7.0% p.a. bonds due November 2026; and Class B: Approximately $23.5 million 8.0% p.a. bonds due November 2027.

In this regard, the Group has a pre-approved financing program authorized by the Argentine National Securities Commission (Comisión Nacional de Valores – CNV), which allows for the issuance of public corporate bonds for up to $200 million. As of March 31, 2025, the Group had utilized $51 million under this program, with $149 million remaining available for future use. The facility remains fully discretionary and may be utilized as needed by the Group.

In January 2025, we completed a $20 million financing agreement with Coöperatieve Rabobank U.A. The capital will be repaid in seven semi-annual installments between June 15, 2026, and June 15, 2029. The annual interest rate is Term SOFR plus a margin ranging from 5.15% to 6.15%, with interest payable semi-annually at the end of each interest period. Our subsidiary, Rizobacter Argentina S.A., must annually comply with specific financial covenants outlined in the agreement.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The carrying value of some borrowings as of March 31, 2025 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	03/31/2025		06/30/2024
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	86,419,392	83,980,058	91,816,134	89,874,010
Corporate Bonds	8,518,783	8,030,530	42,035,925	41,492,963

Non-current
Bank borrowings	33,012,724	28,345,049	15,316,612	14,850,783
Corporate Bonds	42,680,437	39,190,945	25,071,823	23,845,583

5.10. Secured Notes

Secured Guaranteed Notes

The Secured Guaranteed Notes due 2026 matured 48 months after the issue date and bore interest at 9.0% from the issue date through 24 months after the issue date, 13.0% from 25 through 36 months after the issue date and 14.0% from 37 through 48 months after the issue date. Interest was payable semi-annually. The Secured Guaranteed Notes due 2026 did not have any conversion rights into our ordinary shares.

Secured Convertible Guaranteed Notes

The Secured Guaranteed Convertible Notes were issued for a total principal amount of $55 million. The notes had a 4- year maturity and accrued interest at an annual interest rate of 9%, of which 5% was payable in cash and 4% in-kind. At any time up to maturity the note holders could opt to convert the outstanding principal amount into common share of Bioceres at a strike price of $18 per share. The Company had the option to repurchase the notes voluntarily 30 months after the issue date.

Both Secure Notes are subject to identical financial covenants. As of March 31, 2025, we were required to maintain a maximum Consolidated Total Net Leverage Ratio of 3.75x and a minimum Interest Coverage Ratio of 2.00x, tested on a quarterly basis.

During the current period, we experienced a temporary setback due to challenges in the Argentine market—most notably, the deterioration in farmer economics driven by declining commodity prices and weak yield forecasts. These external pressures significantly impacted per-hectare income for Argentine farmers, leading to reduced investment in key inputs such as fertilizers and crop protection products.

This reduction in demand, combined with a well-supplied ag-input market resulting from aggressive purchasing in prior years, has led to increased price pressure and lower adoption of high-value technologies like ours. However, we are encouraged that we maintained our market share in key product families, despite the overall Argentine market contraction.

As a result of these temporary conditions, our performance metrics were constrained, leading us to exceed the leverage ratio threshold outlined in the Secured Notes. Since, as of March 31, 2025, we were unable to demonstrate an unconditional right to defer settlement of the liability for at least twelve months, we reclassified it as a current liability for this reporting period. However, on June 18, 2025, we reached an agreement with the noteholders to amend both secured notes, introducing revised financial covenants. Under the amended terms, we are now required to maintain a maximum Consolidated Total Net Leverage Ratio of 5.00x and a minimum Interest Coverage Ratio of 1.50x as of March 31 and June 30, 2025—placing us in full compliance with the updated financial requirements. See Note 18.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.11. Employee benefits and social security

	03/31/2025	06/30/2024
Salaries, accrued incentives, vacations and social security	7,350,959	7,192,492
Key management personnel (Note 15)	480,943	148,466
	7,831,902	7,340,958

5.12. Deferred revenue and advances from customers

	03/31/2025	06/30/2024
Current
Advances from customers	3,862,028	3,335,740
Deferred revenue	—	587,400
	3,862,028	3,923,140
Non-current
Advances from customers	—	52,511
Deferred revenue	1,436,912	1,872,627
	1,436,912	1,925,138

6.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.  Revenue from contracts with customers

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Sale of goods and services	59,152,948	68,189,956	257,590,381	324,017,247
Royalties	443,102	189,175	1,385,858	838,516
Right of use licenses	—	15,659,630	—	15,659,630
	59,596,050	84,038,761	258,976,239	340,515,393

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.  Cost of sales

	Three-month period ended		Nine-month period ended
Item	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Inventories as of the beginning of the period	92,225,654	109,616,865	110,913,884	111,990,145
Purchases of the period	24,204,058	42,105,886	111,766,055	186,878,728
Production costs	6,617,198	5,709,030	18,460,676	18,690,702
Foreign currency translation	707,109	(413,314)	(40,144)	(214,790)
Subtotal	123,754,019	157,018,467	241,100,471	317,344,785
Inventories as of the end of the period (*)	(87,015,050)	(115,680,731)	(87,015,050)	(115,680,731)
Cost of sales	36,738,969	41,337,736	154,085,421	201,664,054

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.  R&D classified by nature

	Three-month period ended		Nine-month period ended
	Research and	Research and	Research and	Research and
	development	development	development	development
	expenses	expenses	expenses	expenses
Item	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Amortization of intangible assets	1,561,329	1,216,712	4,310,213	3,669,870
Analysis and storage	—	—	—	5,302
Commissions and royalties	—	—	3,960	—
Depreciation of property, plant and equipment	84,874	154,000	505,406	466,453
Freight and haulage	2,693	9,646	13,174	23,924
Employee benefits and social securities	645,210	1,635,391	3,624,237	3,847,298
Maintenance	119,868	124,172	267,568	220,228
Energy and fuel	—	3,110	4,352	8,337
Supplies and materials	609,797	235,982	1,385,609	1,418,048
Mobility and travel	10,172	68,087	118,837	157,561
Share-based incentives	15,784	251,248	106,881	394,997
Professional fees and outsourced services	511,001	(145,481)	1,551,122	848,716
Professional fees related parties	7,175	(53,784)	23,548	163,008
Office supplies	52,015	57,580	227,441	527,956
Information technology expenses	13,498	17,076	34,275	26,716
Insurance	12,727	16,104	36,221	35,690
Depreciation of leased assets	13,152	—	50,404	—
Miscellaneous	452	258	614	315
Total	3,659,747	3,590,101	12,263,862	11,814,419

	03/31/2025	03/31/2024	03/31/2025	03/31/2024
R&D capitalized (Note 5.7)	1,879,280	3,412,635	6,902,069	7,867,528
R&D profit and loss	3,659,747	3,590,101	12,263,862	11,814,419
Total	5,539,027	7,002,736	19,165,931	19,681,947

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.  Expenses classified by nature and function

	Three-month period ended			Nine-month period ended
		Selling,			Selling,
		general and			general and
	Production	administrative	Total	Production	administrative	Total
Item	costs	expenses	03/31/2025	costs	expenses	03/31/2025
Amortization of intangible assets	56,143	1,327,796	1,383,939	212,267	4,367,034	4,579,301
Analysis and storage	—	3,613	3,613	—	86,768	86,768
Commissions and royalties	162,739	155,302	318,041	723,110	1,240,907	1,964,017
Import and export expenses	—	149,987	149,987	—	805,165	805,165
Depreciation of property, plant and equipment	759,452	615,808	1,375,260	2,138,289	1,851,623	3,989,912
Depreciation of leased assets	1,014,262	641,381	1,655,643	1,762,674	2,075,665	3,838,339
Impairment of receivables	—	(130,890)	(130,890)	—	1,849,836	1,849,836
Freight and haulage	(706,534)	3,174,488	2,467,954	508,818	8,495,641	9,004,459
Employee benefits and social securities	2,979,173	10,320,519	13,299,692	7,250,051	32,116,790	39,366,841
Maintenance	990,788	803,908	1,794,696	1,881,863	2,169,739	4,051,602
Energy and fuel	133,160	33,169	166,329	427,261	75,324	502,585
Supplies and materials	144,789	331,067	475,856	494,511	1,841,654	2,336,165
Mobility and travel	30,675	809,528	840,203	99,046	2,968,604	3,067,650
Publicity and advertising	—	964,840	964,840	—	3,198,268	3,198,268
Contingencies	6,953	26,788	33,741	62,474	146,754	209,228
Share-based incentives	45,572	953,383	998,955	309,832	2,936,432	3,246,264
Professional fees and outsourced services	224,674	2,601,966	2,826,640	1,118,694	6,965,171	8,083,865
Professional fees related parties	—	10,499	10,499	—	281,178	281,178
Office supplies and registrations fees	33,382	55,826	89,208	85,247	618,878	704,125
Insurance	32,525	729,922	762,447	147,087	2,160,893	2,307,980
Information technology expenses	10,939	635,373	646,312	23,536	2,305,305	2,328,841
Obsolescence	634,987	—	634,987	1,036,799	75,944	1,112,743
Taxes	43,223	1,726,377	1,769,600	145,883	10,236,359	10,382,242
Miscellaneous	20,296	212,509	232,805	33,234	608,431	641,665
Total	6,617,198	26,153,159	32,770,357	18,460,676	89,478,363	107,939,039

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Three-month period ended			Nine-month period ended
		Selling,			Selling,
		general and			general and
	Production	administrative	Total	Production	administrative	Total
Item	costs	expenses	03/31/2024	costs	expenses	03/31/2024
Amortization of intangible assets	50,341	1,493,454	1,543,795	111,190	4,454,418	4,565,608
Analysis and storage	—	3,239	3,239	570	156,402	156,972
Commissions and royalties	(2,588)	334,560	331,972	419,089	1,342,811	1,761,900
Import and export expenses	12,887	184,109	196,996	56,789	502,588	559,377
Depreciation of property, plant and equipment	705,657	507,195	1,212,852	2,014,248	1,442,573	3,456,821
Depreciation of leased assets	304,822	510,096	814,918	1,003,866	1,522,308	2,526,174
Impairment of receivables	—	167,637	167,637	—	463,688	463,688
Freight and haulage	372,691	2,448,482	2,821,173	1,006,879	9,326,846	10,333,725
Employee benefits and social securities	2,121,995	7,928,190	10,050,185	8,057,497	29,437,292	37,494,789
Maintenance	558,214	513,129	1,071,343	1,565,609	1,665,461	3,231,070
Energy and fuel	170,718	90,477	261,195	671,376	363,024	1,034,400
Supplies and materials	346,960	707,442	1,054,402	714,346	2,398,596	3,112,942
Mobility and travel	32,083	1,067,945	1,100,028	126,559	3,216,650	3,343,209
Publicity and advertising	435	1,129,157	1,129,592	1,735	3,434,408	3,436,143
Contingencies	42,359	270,799	313,158	43,598	318,650	362,248
Share-based incentives	105,249	2,597,652	2,702,901	445,153	10,641,213	11,086,366
Professional fees and outsourced services	532,085	2,715,149	3,247,234	1,496,057	6,257,187	7,753,244
Professional fees related parties	—	67,748	67,748	—	134,366	134,366
Office supplies and registrations fees	59,747	275,634	335,381	139,983	927,625	1,067,608
Insurance	77,044	500,341	577,385	158,218	1,602,483	1,760,701
Information technology expenses	3,989	896,757	900,746	31,175	2,821,390	2,852,565
Obsolescence	52,927	—	52,927	335,763	—	335,763
Taxes	160,527	2,592,307	2,752,834	288,287	9,611,667	9,899,954
Miscellaneous	888	87,742	88,630	2,715	145,380	148,095
Total	5,709,030	27,089,241	32,798,271	18,690,702	92,187,026	110,877,728

6.5.  Other income or expenses, net

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Net result from commercialization of agricultural products	(81,282)	241,372	(1,114,996)	(2,718,633)
Expenses recovery	131,014	83,737	636,733	319,843
Result of intangible sales	7,694,896	—	7,694,896	—
Others	315,275	(166,163)	869,110	159,498
	8,059,903	158,946	8,085,743	(2,239,292)

On March 28, 2025, we agree to transfer all rights, licenses, and materials containing or pertaining to the Soy ANF trait and pay $750,000 to a Arcadia Biosciences Inc in exchange for (i) RG and OX Wheat Patents and RS exclusive rights; (ii) the cancellation of all Royalty Payments, which included 25% of the Net Wheat Technology Licensing Revenues and 6% of the Net HB4 Soybean Revenues up to $10 million; and (iii) the release from any Performance Benchmark Obligations related to the RG, OX, and RS Varieties which amounted to $8.1 million. This transaction resulted in the accounting of a gain from the exchange of intangible assets amounting to $7.5 million.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.6.  Finance results

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Financial costs
Interest expenses with the Parent (Note 15)	—	(61,691)	—	(255,816)
Interest expenses	(6,156,351)	(6,661,877)	(18,500,586)	(16,656,789)
Financial commissions	49,696	(511,784)	(2,199,702)	(1,800,597)
	(6,106,655)	(7,235,352)	(20,700,288)	(18,713,202)

Other financial results
Exchange differences generated by assets	(4,740,534)	(5,318,937)	(7,037,588)	(17,368,288)
Exchange differences generated by liabilities	4,498,458	4,133,443	4,755,094	25,808,288
Changes in fair value of financial assets or liabilities and other financial results	(321,496)	3,799,295	(1,080,142)	(9,928,530)
Net gain of inflation effect on monetary items	139,899	242,208	187,045	1,008,343
	(423,673)	2,856,009	(3,175,591)	(480,187)

7.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Current tax expense	7,949	(3,171,273)	(4,855,387)	(7,016,611)
Deferred tax	3,998,105	4,127,105	10,326,942	(789,984)
	4,006,054	955,832	5,471,555	(7,806,595)

	03/31/2025	03/31/2024
Beginning of the period deferred tax	(25,296,931)	(28,472,383)
Charge for the period	10,326,942	(789,984)
Conversion difference	(1,546,151)	(468,228)
Total net deferred tax	(16,516,140)	(29,730,595)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follow:

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Earning before income tax-rate	(5,597,118)	8,821,477	(12,655,431)	16,143,941
Income tax expense by applying tax rate in force in the respective countries	3,328,864	1,313,433	5,711,207	(4,121,315)
Share of profit or loss of subsidiaries, joint ventures and associates	(323,076)	284,085	(338,839)	1,503,115
Stock options charge	(62,218)	(768,706)	(196,064)	(2,257,743)
Non-deductible expenses	(625,447)	(280,942)	(1,567,793)	(397,162)
Tax inflation adjustment	1,258,094	1,262,484	2,758,917	8,722,532
Result of inflation effect on monetary items and other finance results	429,837	(255,563)	(895,873)	(11,256,022)
Others	—	(598,959)	—	—
Income tax expenses	4,006,054	955,832	5,471,555	(7,806,595)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows.

	Nine-month period ended
	March 31, 2025			March 31, 2024
		Weight average			Weight average
	Earning before	applicable tax		Earning before	applicable tax
Tax jurisdiction	income tax-rate	rate	Income tax	income tax-rate	rate	Income tax
Low or null taxation jurisdictions	13,000,792	0.0%	—	9,509,610	0.0%	—
Profit-making entities	7,503,296	36.3%	(2,723,832)	31,083,400	34.0%	(10,583,572)
Loss-making entities	(33,159,519)	25.4%	8,435,039	(24,449,069)	26.4%	6,462,257
	(12,655,431)		5,711,207	16,143,941		(4,121,315)

	Three-month period ended
	March 31, 2025			March 31, 2024
		Weight average			Weight average
	Earning before	applicable tax		Earning before	applicable tax
Tax jurisdiction	income tax-rate	rate	Income tax	income tax-rate	rate	Income tax
Low or null taxation jurisdictions	6,305,436	0.0%	—	14,565,728	0.0%	—
Profit-making entities	(2,880,223)	31.7%	913,894	4,270,143	36.9%	(1,575,778)
Loss-making entities	(9,022,331)	26.8%	2,414,970	(10,014,394)	28.9%	2,889,211
	(5,597,118)		3,328,864	8,821,477		1,313,433

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Numerator
Profit/ (Loss) for the period (basic EPS)	(1,303,923)	9,257,226	(7,529,650)	4,774,041
Profit/ (Loss) for the period (diluted EPS)	(1,303,923)	9,257,226	(7,529,650)	4,774,041
Denominator
Weighted average number of shares (basic EPS)	62,785,880	62,837,668	62,785,880	62,837,668
Weighted average number of shares (diluted EPS)	62,785,880	66,761,225	62,785,880	66,761,225

Basic profit/ (loss) attributable to ordinary equity holders of the parent	(0.0208)	0.1473	(0.1199)	0.0760
Diluted profit/ (loss) attributable to ordinary equity holders of the parent	(0.0208)	0.1387	(0.1199)	0.0715

For the three- and nine-month period ended March 31, 2025, diluted EPS was the same as basic EPS, as the effect of potential ordinary shares would be antidilutive.

For the three- and nine-month period ended March 31, 2024, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the three- and nine-month period ended March 31, 2024, only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Convertible notes outstanding were not included in the diluted EPS calculations for the three- and nine-month period ended March 31, 2024, because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

9.   EQUITY INFORMATION

Capital issued

As of March 31, 2025, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,712,602 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,918,381 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,402,692 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	03/31/2025	03/31/2024
Investment activities
Exchange of intangible assets	6,528,899	—
Investment in-kind in other related parties (Note 15)	3,857,077	2,115,109
Capitalization of interest on buildings in progress	244,435	100,809
Assignment of receivables with shareholders and other related parties	6,782,969	—
Reclasification from Investment properties to property, plant and equipment	—	3,103,169
Sale of Moolec Science S.A. equity investment (Note 11)	—	(900,000)
	17,413,380	4,419,087

11.   JOINT VENTURES AND ASSOCIATES

	03/31/2025	06/30/2024
Assets
Synertech Industrias S.A.	39,084,226	39,749,851
Alfalfa Technologies S.R.L.	36,502	36,502
	39,120,728	39,786,353

	03/31/2025	06/30/2024
Liabilities
Trigall Genetics S.A.	800,596	296,455
	800,596	296,455

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Changes in joint ventures investments and affiliates:

	03/31/2025	03/31/2024
As of the beginning of the period	39,489,898	38,673,987
Share-based incentives	—	65,470
Sale of equity investment - Moolec Science S.A.	—	(900,000)
Foreign currency translation	—	(239)
Share of profit or loss	(1,169,766)	4,467,103
As of the end of the period	38,320,132	42,306,321

Share of profit or loss of joint ventures and affiliates:

	Three-month period ended		Nine-month period ended
	03/31/2025	03/31/2024	03/31/2025	03/31/2024
Trigall Genetics S.A.	(51,327)	124,517	(504,141)	631,357
Synertech Industrias S.A.	(892,276)	736,958	(665,625)	3,915,797
Moolec Science S.A.	—	44,661	—	(80,051)
	(943,603)	906,136	(1,169,766)	4,467,103

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

12.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Nine-month period ended March 31, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	51,695,022	139,560,430	66,334,929	257,590,381
Royalties	1,385,858	—	—	1,385,858
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	1,578,993	—	—	1,578,993
Total	54,659,873	139,560,430	66,334,929	260,555,232

Cost of sales	(35,533,975)	(87,700,053)	(30,851,393)	(154,085,421)
Gross profit per segment	19,125,898	51,860,377	35,483,536	106,469,811
% Gross margin	35%	37%	53%	41%

	Seed and
	integrated	Crop	Crop
Nine-month period ended March 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	61,996,719	173,971,462	103,708,696	339,676,877
Royalties	838,516	—	—	838,516
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	281,372	—	—	281,372
Total	63,116,607	173,971,462	103,708,696	340,796,765

Cost of sales	(42,331,794)	(110,242,995)	(49,089,265)	(201,664,054)
Gross profit per segment	20,784,813	63,728,467	54,619,431	139,132,711
% Gross margin	33%	37%	53%	41%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Seed and
	integrated	Crop	Crop
Three-month period ended March 31, 2025	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	8,735,377	42,644,480	7,773,091	59,152,948
Royalties	443,102	—	—	443,102
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	990,940	—	—	990,940
Total	10,169,419	42,644,480	7,773,091	60,586,990

Cost of sales	(7,665,599)	(25,979,914)	(3,093,456)	(36,738,969)
Gross profit per segment	2,503,820	16,664,566	4,679,635	23,848,021
% Gross margin	25%	39%	60%	39%

	Seed and
	integrated	Crop	Crop
Three-month period ended March 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	8,219,261	46,941,996	28,688,329	83,849,586
Royalties	189,175	—	—	189,175
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(56,756)	—	—	(56,756)
Total	8,351,680	46,941,996	28,688,329	83,982,005

Cost of sales	(6,115,506)	(28,993,799)	(6,228,431)	(41,337,736)
Gross profit per segment	2,236,174	17,948,197	22,459,898	42,644,269
% Gross margin	27%	38%	78%	51%

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of March 31, 2025, and June 30, 2024.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	03/31/2025	06/30/2024	03/31/2025	06/30/2024
Cash and cash equivalents	38,456,989	44,473,270	—	—
Other financial assets	444,530	634,553	889,393	11,695,528
Trade receivables	187,509,041	207,320,974	—	—
Other receivables (*)	14,743,504	18,647,862	6,952,603	—
Total	241,154,064	271,076,659	7,841,996	11,695,528
(*)	Advances expenses and tax balances are not included.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	03/31/2025	06/30/2024	03/31/2025	06/30/2024
Trade and other payables	125,418,572	156,742,677	3,181,670	11,989,792
Borrowings	171,336,694	178,852,080	—	—
Secured notes	85,430,719	80,809,686	—	—
Lease liability	16,536,564	11,284,137	—	—
Consideration for acquisition	1,163,653	4,202,401	1,110,544	2,724,114
Total	399,886,202	431,890,981	4,292,214	14,713,906

Financial instruments measured at fair value

Measurement at fair value at 03/31/2025	Level 1	Level 2	Level 3

Financial assets at fair value
Moolec Science S.A. shares	779,100	—	—
Other investments	110,293	—	—
Other receivables - Joint ventures and associates	—	6,952,603	—
Financial liability at fair value
Trade and other payables	—	3,181,670	—
Consideration for acquisition	1,110,544	—	—

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	6,658,805	—	—
US Treasury bills	1,993,668	—	—
Moolec Science S.A. shares	1,530,375	—	—
Other investments	1,512,680	—	—
Financial liability at fair value
Trade and other payables	—	11,989,792	—
Consideration for acquisition	2,724,114	—	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.9).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of March 31, 2025:

Net foreign currency position	03/31/2025
Amount expressed in US$	18,745,129

Considering only this net currency exposure as of March 31, 2025 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended March 31, 2025 would have resulted in a net pre-tax loss or gain of approximately $1.9 million.

14. LEASES

Right-of-use leased asset	03/31/2025	06/30/2024
Book value at the beginning of the period	20,979,597	21,163,192
Additions of the period	9,336,282	2,585,223
Additions from business combination	—	168,988
Disposals	(363,617)	(1,284,975)
Exchange differences	(258,504)	(1,652,831)
Book value at the end of the period	29,693,758	20,979,597

Depreciation	03/31/2025	06/30/2024
Book value at the beginning of the period	9,377,845	7,226,617
Depreciation of the period	3,888,743	3,418,956
Disposals	(196,567)	(1,092,167)
Exchange differences	(44,733)	(175,561)
Accumulated depreciation at the end of the period	13,025,288	9,377,845
Total	16,668,470	11,601,752

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Lease liability	03/31/2025	06/30/2024
Book value at the beginning of the period	11,284,137	13,889,223
Additions of the period	9,336,282	2,585,223
Additions from business combination	—	168,988
Interest expenses, exchange differences and inflation effects	308,662	(480,189)
Payments of the period	(4,392,517)	(4,879,108)
Total	16,536,564	11,284,137

Lease Liabilities	03/31/2025	06/30/2024
Non-current	10,896,775	8,161,359
Current	5,639,789	3,122,778
Total	16,536,564	11,284,137

The incremental borrowing rate used was 3.81% in US$ and 13.64% in reais.

The recognized right-of-use assets relate to the following types of assets:

	03/31/2025	06/30/2024
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,177,544	1,272,071
Equipment and computer software	1,347,568	1,130,541
Land and buildings	23,512,905	14,921,244
	29,693,758	20,979,597

15.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended March 31, 2025, and 2024, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	03/31/2025	03/31/2024
Joint ventures and associates	Sales and services	6,009,702	19,404,971
Joint ventures and associates	Purchases of goods and services	(24,597,687)	(20,951,684)
Key management personnel	Salaries, social security benefits and other benefits	(2,459,820)	(4,425,476)
Key management personnel	Sales and services	6,048	—
Key management personnel	Purchases of goods and services	821,959	—
Shareholders and other related parties	Sales of goods and services	9,576,087	7,156,388
Shareholders and other related parties	Purchases of goods and services	(2,216,581)	(1,401,698)
Shareholders and other related parties	In-kind contributions	3,857,077	2,115,109
Parent company and related parties to Parent (Note 6.6)	Interest expenses	—	(255,816)
Total		(9,003,215)	1,641,794

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	03/31/2025	06/30/2024
Shareholders and other related parties	Trade debtors	248,776	141,224
Shareholders and other related parties	Other receivables	550,789	—
Joint ventures and associates	Trade debtors	4,179	782,142
Joint ventures and associates	Other receivables	18,354,268	15,702,992
Total		19,158,012	16,626,358

		Amounts payable to related parties
Party	Transaction type	03/31/2025	06/30/2024
Parent company and related parties to Parent	Trade creditors	(818,754)	(729,171)
Key management personnel	Salaries, social security benefits and other benefits	(480,943)	(148,466)
Shareholders and other related parties	Trade and other payables	(269,498)	(37,985)
Joint ventures and associates	Trade creditors	(36,008,045)	(52,888,732)
Total		(37,577,240)	(53,804,354)

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended March 31, 2025, and 2024.

	03/31/2025	03/31/2024
Salaries, social security and other benefits	1,979,370	1,472,483
Share-based incentives	480,450	2,952,993
Total	2,459,820	4,425,476

17.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2024.

18.   EVENTS OCCURRING AFTER THE REPORTING PERIOD.

On June 18, 2025, we enter into an amendment to the Secured Notes. The material changes to the economic terms of the Notes are as follows:

Secured Guaranteed Notes

The aggregate principal amount increases from $26,437,485 to $29,081,233, with an annual interest rate of 19%, of which 14% is payable in cash and 5% in kind. The Company is required to make scheduled amortization payments of $1,000,000 on the last business day of each calendar month and may only be repurchased in full. If the Company repurchases them on or before August 5, 2025, a 5% prepayment penalty applies; if repurchased after that date, the penalty increases to 10%.

Secured Convertible Guaranteed Notes

The aggregate principal amount increases from $61,652,927 to $67,868,227, and the maturity date is extended to August 31, 2027. The notes carry an annual interest rate of 15%, of which 5% is payable in cash and 10% in kind. Noteholders have the option to convert the outstanding principal amount of their Convertible Notes into common shares of the Company at a reduced strike price of $6 per share. However, except in the event of a Change of Control (as defined in the Convertible Note Purchase Agreement), conversion rights cannot

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

be exercised before September 30, 2025. If the Company raises more than $10,000,000 in common equity, the strike price resets to the lesser of (1) the then-applicable strike price or (2) the price per share at which the new shares are issued (or the weighted average price per share, if issued at varying prices). The Company may repurchase the Convertible Notes voluntarily. If repurchased on or before August 31, 2025, a 5% prepayment penalty applies; if repurchased during September 2025, the penalty increases to 7%. For repurchases after October 1, 2025, the Company is required to pay the Equity Option Fee, as defined in the Convertible Note Purchase Agreement.

The Company’s financial covenants in both Secured Notes are being amended to reset the Consolidated Total Net Leverage Ratio and Interest Coverage Ratio to the following:

Consolidated Total Net Leverage Ratio

Fiscal Quarters ended March 31, 2025 and June 30, 2025: 5.00x

Fiscal Quarters ended September 30, 2025 and December 31, 2025: 4.33x

Fiscal Quarters ended March 31, 2026 through the Maturity Date: 3.75x

Interest Coverage Ratio

Fiscal Quarter ended March 31, 2025 and June 30, 2025: 1.50x

Fiscal Quarters ended September 30, 2025 and December 31, 2025: 1.75x

Fiscal Quarters ended March 31, 2026 through the Maturity Date: 2.00x

Subsequent to March 31, 2025, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.